Exhibit 99.1

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PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT REGARDING THE COMPLETION OF THE ISSUANCE OF

EXCHANGEABLE CORPORATE BONDS BY THE CONTROLLING

SHAREHOLDER

This announcement is made pursuant to Part XIVA of the Securities and Futures Ordinance and Rules 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

PetroChina Company Limited (the “Company”) received a written notification recently from China National Petroleum Corporation (“CNPC”), the controlling shareholder of the Company, informing the Company that CNPC has successfully completed the public issuance of exchangeable corporate bonds (“Exchangeable Bonds”), in which a part of the A shares of the Company held by CNPC are used as the underlying objects. The issuance amount of the Exchangeable Bonds are RMB20 billion and the coupon rate is 1.40%.

Please refer to the Announcement Regarding the Issuance of Exchangeable Corporate Bonds in 2018 of China National Petroleum Corporation disclosed on 7 February 2018 on the website of Shanghai Stock Exchange for the detailed results of the issuance.

By order of the Board
PetroChina Company Limited
Secretary to the Board
Wu Enlai

Beijing, the PRC

8 February 2018

As at the date of this announcement, the Board of Directors comprises Mr. Wang Yilin as the Chairman; Mr. Zhang Jianhua as Vice Chairman and non-executive director; Mr. Wang Dongjin as Vice Chairman and executive director; Mr. Yu Baocai, Mr. Liu Yuezhen, Mr. Liu Hongbin, Mr. Duan Liangwei and Mr. Qin Weizhong as non-executive directors; Mr. Hou Qijun as executive director; and Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry as independent non-executive directors.